UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: October 10, 2008                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt Stock Exchanges: IMT (WKN884971)

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                         NEWS RELEASE - OCTOBER 10, 2008

         IMA CONSERVES LARGE TREASURY FOR ACQUISITION OF FLAGSHIP ASSET

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) ("IMA" or the "Company") has received its drill permit for the Island Copper project and has already mobilized the exploration team to the project. Two drill rigs are expected to be on site by the end of the week. IMA is currently fulfilling its minimum required first year exploration expense of $1.9 million CDN already committed for the Island Copper Project. The Company would also like to assure shareholders that it is conserving its significant treasury of over $23 million CDN in short term cashable GIC's (average interest rate of 3%) in these difficult market conditions, but has not lost sight of its purpose: to find economic deposits and bring them to feasibility. IMA is carefully reviewing a number of very exciting, advanced flagship projects that meet our criteria of proven resources, near-term cash flow and significant exploration potential. The current market conditions are resulting in unique opportunities to acquire high-quality assets at historically low costs. IMA is well positioned with its significant treasury to capitalize on the current economic situation.

On the Island Copper Project both drill rigs will initially be deployed at the NW Expo Zone where previous drilling completed by Lumina Copper in 2005 and Western Copper in 2007 encountered significant intersections of gold and molybdenum mineralization (204m averaging 0.74 g/t gold, 120m of 1.25 g/t gold and 180m of 0.03% Mo*). IMA's drilling will step out to the north and west of these drill intercepts to test the open extensions to the mineralization with the aim of delineating mineralized zones that will add to the already substantial copper-gold resource at Hushamu. The drill rigs will then be moved to the Hushamu resource area where previous work has delineated a 43-101 compliant estimated Measured and Indicated Resource containing 2.3M ounces gold and 1.4B pounds copper (230.9M tonnes grading 0.31 g/t Au and 0.28% Cu at a 0.2% Cu cut-off). Drilling on the Hushamu resource area will be focused on increasing the copper equivalent grade of the resource, by quantifying molybdenum mineralization not previously included in the estimate, as well as, increasing tonnage.


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NEWS RELEASE                                                    OCTOBER 10, 2008
IMA EXPLORATION INC.                                                      PAGE 2
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The phase I drill  program is part of the  first-year,  stage-1,  commitment  to
Western Copper (WRN-TSX) and is part of IMA's 3-stage, 4-year option to earn up to a 70% interest in the Island Copper project and bring it to a production decision.

IMA is a Vancouver based exploration company with over $23M in its treasury. The acquisition of the Island Copper Project is Phase I of IMA's business strategy and aligns with the Company's objective to acquire projects that contain established resources, near-term cash flow and offer significant opportunities for expansion through continued exploration. A PowerPoint presentation on the project is available on the Company's web site (www.imaexploration.com).


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

* 2007 Diamond Drilling Report on the Hushamu Property prepared for Western Copper Corporation


For further information please contact Joseph Grosso, President & CEO, or Keir Reynolds, Manager, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2008 NUMBER 8


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